No. 82-34703



03024304

Back 2003-06-20, 13:22:13, EDT

**Insider:** Smith.D **Issuer:** Prima Developme **Security:** Common Sha


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
155
SECTION

SUPPL

# File insider report - Completed

Prima Developments

The transaction has been reported.

**Reported transactions for this session.**

| Security designation | Registered holder | Opening Balance | Date of transaction | Nature of transaction | Number or value acquired or disposed of | Closing Balance |
|---|---|---|---|---|---|---|
| Common Shares | | 210776 | 2003-05-30 | 10 - Acquisition or disposition in the public market | -300 | 210476 |
| Common Shares | | 210476 | 2003-06-13 | 10 - Acquisition or disposition in the public market | -1000 | 209476 |
| Common Shares | | 209476 | 2003-06-17 | 10 - Acquisition or disposition in the public market | -700 | 208776 |
| Common Shares | | 210776 | 2003-06-18 | 00 - Opening Balance-Initial SEDI Report | 0 | 210776 |

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

dlw 7/9

JUL 0 1 2003
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Back 2003-06-20, 13:29:03, EDT

**Insider:** Langset.R **Issuer:** Prima Developme **Security:** Common Sha

# File insider report - Completed

The transaction has been reported.

**Reported transactions for this session.**

| Security designation | Registered holder | Opening Balance | Date of transaction | Nature of transaction | Number or value acquired or disposed of | Closing Balance |
|---|---|---|---|---|---|---|
| Common Shares | | 6419258 | 2003-06-13 | 10 - Acquisition or disposition in the public market | 200 | 6419458 |
| Common Shares | | 6419258 | 2003-06-16 | 00 - Opening Balance-Initial SEDI Report | 0 | 6419258 |